Benjamin T. Sporn
General Counsel
Nutrition 21, Inc.
4 Manhattanville Road
Purchase, NY 10577
(914) 701-4500

April 11, 2005

By Edgar "CORRESP"

Jeffrey P. Riedler
Albert Lee
Securities and Exchange Commission
Washington, DC 20549

          Re:     Nutrition 21, Inc. (the "Company")
                  S-3/A Filing on April 4, 2005
                  Registration Statement No. 333-122880


          Dear Mr. Riedler and Mr. Lee,

          Nutrition 21, Inc. hereby requests acceleration of its above-referenced registration statement on Form S-3/A so that it may become effective at 3:00 PM, April 11, 2005 or as soon thereafter as is practicable. Telephone confirmation of the effectiveness to our counsel, Oscar Folger, at (212) 697-6464, would be greatly appreciated.

                                Sincerely,

                                /s/ Benjamin T. Sporn
                                ---------------------------------------------
                                By: Benjamin T. Sporn
                                Vice President, General Counsel & Secretary



          Copy to: Oscar Folger, Esq.